NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER REGULATION 44-101 RESPECTING SHORT FORM PROSPECTUS DISTRIBUTIONS (“REGULATION 44-101”)

February 11, 2021

To:         Autorité des marchés financiers, as notice regulator
And to:        Ontario Securities Commission

Alithya Group inc. (the “Issuer”) intends to be qualified to file a short form prospectus under Regulation 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

ALITHYA GROUP INC.

Per: /s/ Nathalie Forcier
    Nathalie Forcier
    Chief Legal Officer and Corporate Secretary